EXHIBIT H

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION

         (Release No. 35-     )
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Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

January   , 2000
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         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
       _, 2000 to the Secretary, Securities and Exchange Commission, Washington,
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D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter.
After         , 2000, the application(s) and/or declaration(s), as filed or as
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amended, may be granted and/or permitted to become effective.

                                   * * * * * *

EASTERN ENTERPRISES, ET AL.         (70-[    ])
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         Eastern Enterprises ("Eastern"), an exempt holding company pursuant to
Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), whose principal offices are at 9 Riverside Road, Weston, Massachusetts 02493, and EnergyNorth, Inc., also an exempt holding company pursuant to Section 3(a)(1) of the Act, whose principal offices are at 1260 Elm Street, P.O Box 329, Manchester, New Hampshire 03105, have filed an Application/Declaration pursuant to Sections 3(a)(1), 9(a)(2) and 10 of the Act.

         Eastern, a Massachusetts voluntary association, currently owns all of the issued and outstanding common stock of three gas utility companies: Boston Gas Company ("Boston Gas"), Essex Gas Company ("Essex Gas"), and Colonial Gas Company ("Colonial Gas"). Each of these companies is organized under the laws of the Commonwealth of Massachusetts and operates as a gas utility company exclusively within Massachusetts. EnergyNorth, a New Hampshire corporation, owns all of the issued and outstanding common stock of one gas utility company:
EnergyNorth Natural Gas, Inc. ("ENGI"), a New Hampshire corporation, which distributes gas at retail exclusively within New Hampshire. In addition, Eastern

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and EnergyNorth both have subsidiaries which are engaged in various energy-related businesses.

         Eastern is requesting authorization pursuant to Sections 9(a)(2) and 10 of the Act to acquire, by merger, all the issued and outstanding common stock of EnergyNorth. Eastern also requests that the Commission issue an order under
Section 3(a)(1) of the Act confirming that Eastern and its subsidiary companies, as such, as well as EnergyNorth in its capacity as a holding company, will continue to qualify for an exemption under Section 3(a)(1) following the proposed transaction.

         Subject to the receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent, Eastern will acquire EnergyNorth through a merger (the "Merger") of EnergyNorth with a newly-organized subsidiary of Eastern ("Merger Sub") formed specifically for that purpose. Following the Merger, Eastern will own all the outstanding common stock of EnergyNorth and ENGI will remain a wholly-owned subsidiary of EnergyNorth. The Merger has been structured to close contemporaneously with the proposed acquisition of Eastern by KeySpan Corporation ("KeySpan"), an exempt holding company pursuant to
Section 3(a)(1) of the Act (the "KeySpan Merger"). The KeySpan Merger was announced subsequently to the announcement of the Eastern/EnergyNorth Merger. KeySpan's proposal to acquire Eastern will be the subject of a separate Application/Declaration under the Act.

         Together, Boston Gas, Essex Gas and Colonial Gas together provide gas service to more than 735,000 residential, commercial, and industrial customers in Boston and 114 other communities in eastern and central Massachusetts. Each of these companies is subject to regulation by the Massachusetts Department of Telecommunications and Energy as to retail rates, transportation rates, affiliate transactions, securities issuances and other matters. Eastern's principal non-utility subsidiaries are Midland Enterprises Inc. ("Midland"), which is primarily engaged, through wholly-owned subsidiaries, in the operation of a fleet of towboats, tugboats and barges, principally on the Ohio River and Mississippi River and their tributaries, the Gulf Intracoastal Waterway and the Gulf of Mexico; Transgas Inc., an unregulated energy trucking company, which provides over-the-road transportation of liquefied natural gas, propane and other commodities; and ServicEdge Partners, Inc., which offers heating, ventilation and air conditioning services, primarily to residential customers in eastern Massachusetts.

         On an unaudited adjusted basis, to take into account financial results of Colonial Gas, which Eastern acquired in August 1999, Eastern would have had $1,118,357,000 in gross revenues in 1998, including $835,000,000 from regulated gas sales and gas transportation. At September 30, 1999, Eastern had adjusted combined total assets of $1,908,495,000, including adjusted net property and equipment of $1,269,101,000.1

         EnergyNorth's predominant subsidiary, ENGI, provides gas service to approximately 72,000 residential, commercial and industrial customers in 27 cities and towns in southern and central New Hampshire, including Nashua, Manchester, Concord and Laconia. This area is contiguous to Colonial Gas's service area in Massachusetts and is within 30 to 85 miles of the greater Boston



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1   The financial presentation is on an unaudited, adjusted, basis to include the effect of the acquisition of Colonial Gas, as if the acquisition of Colonial Gas had occurred January 1, 1998.

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area. In September1999, ENGI was awarded the franchise to serve the city of
Berlin, New Hampshire, a community of about 12,000 inhabitants which is located in the northern part of the state approximately 100 miles from the rest of ENGI's service area. ENGI is subject to the regulatory supervision of the New Hampshire Public Utilities Commission ("NHPUC") as to gas sales and transportation rates, securities issuances and other matters. The Merger is subject to the approval of the NHPUC. EnergyNorth's principal non-utility subsidiaries are EnergyNorth Propane, Inc. ("ENPI"), which sells propane to over 15,300 customers primarily within a 50-mile radius of Concord, New Hampshire; ENI Mechanicals, Inc., which, through subsidiaries of its own, is engaged in the design, construction and service of plumbing, heating, ventilation, air conditioning and process piping systems; and EnergyNorth Resources, Inc., which is engaged in an energy services joint venture.

         For the fiscal year ended September 30, 1999, EnergyNorth reported consolidated operating revenues of $119,172,000, of which $76,617,000 represented regulated gas sales and transportation. At September 30, 1999, EnergyNorth had $168,325,000 in total assets, including net utility plant of $113,730,000.

         In the Merger, Merger Sub will merge with EnergyNorth, as a result of which EnergyNorth will become a wholly-owned subsidiary of Eastern. The merger agreement sets forth the terms of two different merger structures which would apply depending upon whether the KeySpan Merger agreement is terminated prior to the effective date of the Merger. Either Eastern or EnergyNorth may terminate the merger agreement if, among other things, the Merger has not been consummated by March 31, 2001 (subject to extension to September 30, 2001 if specified conditions precedent remain unsatisfied).

         If, as is expected, the Merger and the KeySpan Merger close contemporaneously, then Merger Sub will be merged with and into EnergyNorth, with EnergyNorth as the surviving corporation. In such case, each share of common stock of EnergyNorth issued and outstanding immediately prior to the effective date (other than treasury shares), will be canceled and extinguished and automatically converted into the right to receive $61.13 in cash, without interest. This amount is subject to increase if, for any reason, the consideration to be paid for each share of Eastern common stock in the KeySpan Merger is increased above $64.00 per share.

         If, on the other hand, the KeySpan Merger agreement is terminated prior to the effective date, EnergyNorth will be merged with and into Merger Sub, with Merger Sub as the surviving corporation having all the rights, interests, and obligations of EnergyNorth. Merger Sub will change its name to "EnergyNorth, Inc." and remain a wholly-owned subsidiary of Eastern. ENGI will remain a wholly-owned subsidiary of "new" EnergyNorth.. In this case, holders of EnergyNorth common stock may elect to receive cash or Eastern common stock, subject to proration. A total of 49.9% of the outstanding shares of EnergyNorth common stock will be exchanged for cash and the remainder will be exchanged for shares of Eastern common stock. Each share of EnergyNorth common stock exchanged for cash will entitle the holder to receive $47.00. Each share which is not exchanged for cash will entitle the holder to receive that number of shares of Eastern common stock having a value of $47.00 based on the average of the daily per share weighted averages of the trading prices of the Eastern common stock reported in the New York Stock Exchange Composite Transactions over the ten trading day period ending on the third trading day before the effective date of

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the Merger, so long as that weighted average price is not less than $36.00 or higher than $44.00. If this average is less than $36.00, each share of EnergyNorth common stock not exchanged for cash will entitle the holder to receive approximately 1.3056 shares of Eastern common stock. On the other hand, if this average is higher than $44.00, each share of EnergyNorth common stock not exchanged for cash will entitle the holder thereof to receive approximately
1.0682 shares of Eastern common stock. Accordingly, if this average is below $36.00 or above $44.00, the actual value of the number of Eastern shares received for an EnergyNorth share would be less than or more than $47.00.

         Eastern states that the proposed Merger meets all the substantive requirements of Section 10(c) and (f) of the Act and that there is no basis for the Commission to make any adverse findings under Section 10(b). Specifically, Eastern states that the gas utility operations of ENGI, when combined with those of Boston Gas, Colonial Gas and Essex Gas, will constitute an integrated gas utility system within the meaning of Section 2(a)(29)(B) of the Act, and that, as a result of the Merger, ENGI will be able to achieve cost reductions in the corporate and administrative areas through the elimination of redundant job functions and coordination of operations. In total, it is estimated that operations and maintenance expense savings of $5.7 million annually are potentially attainable in the near term as a result of the Merger. In addition, the Merger will allow ENGI to utilize Eastern's information systems and software technology. It is estimated that ENGI would have to incur costs of approximately $4.3 million on a stand-alone basis to implement and/or modify these necessary systems.

         Eastern also requests that the Commission issue an order confirming that Eastern and its subsidiary companies as such, will continue to qualify for an exemption under Section 3(a)(1) of the Act following the Merger, notwithstanding that ENGI is incorporated and operates exclusively in New Hampshire. In this regard, Eastern represents that it will not derive any material part of its income from ENGI and that Eastern and its public-utility subsidiaries following the Merger will remain predominantly intrastate in character and carry on their business substantially in a single state (i.e., Massachusetts).